[PVH CORP. LETTERHEAD]

Confidential Treatment Requested by PVH Corp.
Under 17 C.F.R. §200.83

A PORTION OF THIS DOCUMENT HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.  THE OMITTED PORTION IS DESIGNATED “[***]”.

August 2, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, DC  20549

Re:	Phillips-Van Heusen Corporation

Form 10-K for Fiscal Year Ended January 30, 2011 Filed March 30, 2011

Items 2.02 and 9.01 Form 8-K Filed March 28, 2011

File No. 001-07572

Dear Ms. Jenkins:

Reference is made to your letter of July 20, 2011. On behalf of PVH Corp., set forth below are both the comments from your letter and our responses.

Form 10-K for Fiscal Year Ended January 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

Income Taxes, page 35

1.
We note that your 2010 effective tax rate was negatively impacted by the inclusion of certain international income being taxed in the U.S, and that you anticipate your 2011 effective tax rate to be negatively impacted by additional 2011 international earnings expected to be taxed in the U.S.  Please describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested in light of your distribution of foreign earnings in fiscal 2010, planned distribution in fiscal 2011, and your mandatory debt repayments (ASC 740-30-25-19).

Response:

In connection with the Tommy Hilfiger acquisition, which we completed in 2010, certain of our foreign subsidiaries guaranteed the repayment of our U.S. debt. Under Internal Revenue Code Section 956, a guarantee of U.S. debt by a foreign subsidiary is deemed to be a taxable dividend in the U.S. to the extent of the guaranteeing foreign subsidiary’s earned income, even if the subsidiary does not pay any dividend in cash or make any payment to the lenders in connection with the guarantee.  Our subsidiaries did not pay a dividend or

Ms. Tia Jenkins
August 2, 2011

make any payment to the lenders in connection with the guarantee but were deemed for tax purposes only to have paid such a taxable dividend in 2010 and we expect the same to be the case in 2011. The disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the inclusion of certain international income being taxed in the U.S. refers to this deemed dividend and is not inconsistent with our assertion that the foreign earnings are indefinitely reinvested.

We believe we overcome the presumption in ASC 740-30-25-17 that foreign earnings will be transferred to the parent based on our expectation of growing our investment in our international business. Since the acquisition of Tommy Hilfiger, we have increased our investments overseas in marketing, working capital and store expansion. We have reacquired licenses from licensees and are considering acquiring others. In addition, we have significant foreign third party debt which we have stated publicly that we intend to repay ahead of mandatory redemption schedules.  If circumstances were to cause us to change this assessment, we will adjust income tax expense as required by ASC 740-30-25-19.

Notes to Consolidated Financial Statements, page F-6

1. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

2.
We note your disclosure that revenue from gift cards is recognized at the time of redemption.  Please further describe to us your revenue recognition policy with respect to gift cards, including your policy for gift card breakage and quantify for us the amount of breakage you recognized in each of the past three years.  Also confirm to us that you will disclose your gift card accounting policy in future filings and provide us with the text of your proposed future disclosure.

Response:

We sell gift cards to customers in our retail stores.  We do not charge administrative fees on gift cards, nor do our gift cards have expiration dates.  We recognize revenue from gift cards when such cards are redeemed by our customers in connection with a sales transaction or if we determine that (i) the likelihood of a gift card being redeemed is remote (also known as “gift card breakage”) and (ii) we are not obligated to remit the value of the gift card to any jurisdiction.  We did not record any gift card breakage revenue in any of the last three years.  Our liability for unredeemed gift cards, which has been immaterial to date, was $1.0 million in 2008, $1.2 million in 2009 and $3.2 million in 2010.  The increase in 2010 relates to the liability of our Tommy Hilfiger business, which we acquired on May 6, 2010.

We confirm that we will include the following disclosure in future filings regarding our gift card accounting policy:

The Company sells gift cards to customers in its retail stores.  The Company does not charge administrative fees on gift cards, nor do they expire.  Upon the purchase of a gift card by a customer, a liability is established for the cash value of the gift card.  The liability is relieved and revenue is recognized when the gift card is redeemed by the customer or if the Company determines that the likelihood of the gift card being redeemed is remote (also known as “gift card breakage”) and that it does not have a legal obligation to remit the value of such unredeemed gift card to any jurisdiction.

If gift card breakage becomes material in future periods and we determine we are not obligated to remit such amount to any jurisdiction, we will also disclose the gift card breakage revenue recorded for each year presented.  Assuming gift card breakage continues to be zero or is immaterial in future periods, we will include the following disclosure in future filings:

Gift card breakage was immaterial in each of the last three years.

Ms. Tia Jenkins
August 2, 2011

8. Income Taxes, page F-25

3.
We note the acquisition adjustments of 30.5% in your tax rate reconciliation.  We further note on page 35 the nature of the favorable and unfavorable items impacting your fiscal 2010 effective tax rate.  Please tell us if the acquisition adjustments line item includes any individual reconciling items that exceed five percent of the amount computed by multiplying income before taxes by the statutory tax rate and, if so,

a.	provide us with a reconciliation of this line item that includes each individual component that exceeds five percent, and describe to us the nature of each component,

Response:

There are two components in the acquisition adjustments line item in our tax rate reconciliation.

The first item is non-deductible professional fees directly associated with the Tommy Hilfiger acquisition transaction, which had a negative impact on our tax rate of 3.4% in 2010. The non-deductible fees are comprised of various vendors and services, including legal, accounting, valuation and transaction services. These fees are one time in nature and do not repeat.

The second item is short-lived non-deductible amortization expense of acquired intangible assets and inventory valuation adjustments from the Tommy Hilfiger acquisition, which had a negative impact on our tax rate of 27.1% in 2010. The assets subject to this amortization were fully amortized in 2010 and are deemed one time since amortization for these items was completed in 2010.

The applicable Federal statutory rate is 35%. Under Rule 4-08(h) of Regulation S-X, any individual item exceeding 5% of such rate, in this case 1.75%, should be shown separately in the tax rate reconciliation. Accordingly, all future filings that include a 2010 tax rate reconciliation will be adjusted to show separately each of the above two items.

b.	tell us whether each component is expected to continue or resulted from a one-time event, and

Response:

Please see our response to question 3a above.

c.	confirm to us that you will provide disclosure of such items in future filings, pursuant to Rule 4-08(h) of Regulation S-X.

Response:

We confirm we will show separately each of the two items noted in our response to 3a above, and we confirm that for all future periods, we will provide disclosure of all 5% items.

Items 2.02 and 9.01 Form 8-K filed March 28, 2011

Exhibit 99.1, page 2

4.
We note that you finalized the transfer of certain Tommy Hilfiger U.S. brand intangibles to a European subsidiary in the fourth quarter of 2010.  We further note that the finalization of the transfer impacted the acquisition accounting associated with the Tommy Hilfiger transaction, as well as the second and third quarter’s tax expense and earnings per share which you retrospectively adjusted in accordance with acquisition accounting standards.  Please advise us of the following:

Ms. Tia Jenkins
August 2, 2011

a.    explain to us the basis for your conclusion to account for the effects of the transfer transaction under acquisition accounting standards as opposed to separately from the acquisition, including your consideration of the three factors in ASC 805-10-55-18; and

Response:

In late 2009, Tommy Hilfiger initiated a process to transfer the U.S. brand intangibles to a Tommy Hilfiger European subsidiary.  The date of the transfer of intangibles (January 1, 2010) was prior to our acquisition of Tommy Hilfiger (May 6, 2010).  The transfer transaction was included in the Tommy Hilfiger tax return for Tommy Hilfiger’s fiscal year ended March 31, 2010.  In connection with the filing of that tax return in the fourth quarter of 2010, we determined that the value attached to the U.S. brand intangibles that were included in the March 31, 2010 tax return could be challenged upon tax examination, as it is typical for valuations to be challenged by the IRS.

We believe the three factors noted in ASC 805-10-55-18 point to any liabilities associated with the transfer being part of the business combination because:

i.	the transaction was initiated by Tommy Hilfiger prior to PVH’s acquisition of Tommy Hilfiger and was not entered into in contemplation of the sale to PVH;

ii.	the transaction would have been consummated even if PVH’s acquisition of Tommy Hilfiger had not occurred; and

iii.
the date of the transfer of intangibles was prior to the acquisition date and the U.S. tax liability associated with that transfer was reported in the Tommy Hilfiger tax return for its fiscal year ended March 31, 2010.

b.
quantify for us the measurement period adjustments you recorded in the fourth quarter of 2010 upon the finalization of the transfer transaction and, to the extent material, tell us how you considered ASC 805-10-50-6(c).

Response:

Prior to the filing in the fourth quarter of 2010 of the Tommy Hilfiger March 31, 2010 tax return, we assessed the valuation of the transferred intangibles and applied the principles of ASC 740-10 to calculate a liability of $[***]. We recorded this as an adjustment to the purchase price in the fourth quarter of 2010 by increasing goodwill and increasing our liability for uncertain tax benefits.  We evaluated the disclosure requirements set forth in ASC 805-10-50-6 and included this amount as a component of the $132.8 million “Increase due to assumed Tommy Hilfiger positions” line item in our unrecognized tax benefit rollforward included in Note 8, “Income Taxes,” on page F-27 of our Form 10-K for the fiscal year ended January 30, 2011.  In future filings, we will clarify that we included the measurement period adjustment in the unrecognized tax benefit rollforward by including the following disclosure:

In the fourth quarter of 2010, the Company recorded a measurement period adjustment to increase its liability for uncertain tax benefits from the provisional amount recorded in connection with the Tommy Hilfiger acquisition.  This adjustment is included in the “Increase due to assumed Tommy Hilfiger positions” line reflected in the unrecognized tax benefit rollforward included in Note 8, “Income Taxes.”

Ms. Tia Jenkins
August 2, 2011

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-381-3552 if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the Fiscal Year Ended January 30, 2011, and Form 8-K filed March 28, 2011.

Very truly yours,

/s/ Bruce Goldstein
Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield
      Mr. Emanuel Chirico
      Mr. Michael Shaffer
      Mr. Mark D. Fischer, Esq.